Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES Q3 2008 RESULTS
- Q3 Revenues Reach $4.4M - Up 46% on a Year Over Year Basis, 18% From Q2 ‘08 -

TEL-AVIV, Israel – October 27, 2008— RADCOM Ltd. (RADCOM) (NASDAQ and TASE:RDCM) today announced its unaudited financial results for the third quarter and nine months ended September 30, 2008.

Financial Results for the Third Quarter
Revenues for the third quarter of 2008 were $4.4 million, a 46% increase compared with $3.0 million for the third quarter of 2007, and an 18% increase compared sequentially with the second quarter of 2008. On the basis of U.S. generally accepted accounting principles (GAAP), the period’s net loss was $(1.1) million, or $(0.22) per ordinary share (basic and diluted), including non-cash share-based compensation expense of $135,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This is a 53% reduction in losses compared to the net loss of $(2.4) million, or $(0.58) per ordinary share (basic and diluted) recorded in the third quarter of 2007, which included non-cash share-based compensation expense of $159,000. It is also a 39% reduction compared sequentially to the net loss recorded in the second quarter of 2008.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net loss for the third quarter of 2008 was $(1.0) million, or $(0.19) per ordinary share (basic and diluted). This is a 56% reduction compared to the non-GAAP net loss of $(2.2) million, or $(0.54) per ordinary share (basic and diluted), for the third quarter of 2007, and a 42% reduction compared sequentially to the non-GAAP loss recorded in the second quarter of 2008.

Financial Results for the First Nine Months
Revenues for the first nine months of 2008 were $12.6 million, an increase of 47% compared to $8.6 million recorded in the parallel period of 2007. On the basis of GAAP, the Company’s net loss for this nine-month period was $(3.8) million, or $(0.77) per ordinary share (basic and diluted), including non-cash share-based payment of $437,000. This is a reduction of 56% compared with a net loss of $)8.6( million, or $(2.12) per ordinary share (basic and diluted), for the parallel period of 2007, which included non-cash share-based compensation expense of $423,000.

The Company has also presented its results on a non-GAAP basis excluding share-based compensation to provide investors and management with insight into RADCOM’s underlying operating results. On such non-GAAP basis, RADCOM’s net loss for the first nine months of 2008 was $(3.4) million, or $(0.68) per ordinary share (basic and diluted), a 59% reduction compared with $(8.2) million, or $(2.01) per ordinary share (basic and diluted), for the parallel period of 2007.

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “The third quarter was a period of strong revenue growth and decreased operating expenses, enabling us to reduce our net loss significantly while moving towards profitability. We are pleased to have delivered our third consecutive quarter of year-over-year growth in excess of 45%, reflecting primarily our success in targeted emerging markets.”

Mr. Ripstein continued, “In line with our strategy, we are seeing an increased level of interest in our products in the emerging markets, as well as a rising number of IMS opportunities. Many of the opportunities are medium-to-large size. We are also seeing an increased need for QoS (Quality of Service) solutions as service providers step up their rollout of next generation services, giving us confidence regarding our future potential.”

Mr. Ripstein concluded, “Although we have not felt direct negative effects from the current volatile economic environment, we remain focused on minimizing costs to maximize our flexibility and accelerate our return to profitability. Taken as a whole, we feel well-positioned to deliver improved results in the quarters ahead.”

Conference Call Information

RADCOM’s management will hold an interactive conference call today, October 27th, 2008, at 9:00 AM EDT (15:00 Israel Time) to discuss the results and to answer investor and analyst questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (888) 668-9141

▪	From Israel (toll free): 1-800-227-297

▪	From other locations (not toll free): +972-3-918-0609

A replay of the call will be available after the call on October 27th until midnight November 3rd. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (877) 332-1104

▪	From Israel (not toll free): 03-925-5929

▪	From other locations (not toll free): +972-3-925-5929

The conference call will also be accessable online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008[a]	2007[b]	2008[c]	2007[d]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$4,395	$3,011	$12,641	$8,618

Cost of sales	1,741	1,412	4,984	4,190
Gross profit	2,654	1,599	7,657	4,428

Research and development, gross	1,582	1,794	5,229	5,622

Less - royalty-bearing participation	500	570	1,613	1,472

Research and development, net	1,082	1,224	3,616	4,150
Sales and marketing	1,971	2,184	5,922	7,313
General and administrative	584	609	1,831	1,837
Total operating expenses	3,637	4,017	11,369	13,300

Operating loss	(983)	(2,418)	(3,712)	(8,872)
Financing income (loss), net	(124)	54	(84)	237

Net loss	(1,107)	(2,364)	(3,796)	(8,635)
Basic net loss per ordinary share	$(0.22)	$(0.58)	$(0.77)	$(2.12)
Diluted net loss per ordinary share	$(0.22)	$(0.58)	$(0.77)	$(2.12)
Weighted average number of ordinary shares used in computing basic net loss per ordinary share	5,076,217	4,089,791	4,948,703	4,082,614
Weighted average number of ordinary shares used in computing diluted net loss per ordinary share	5,076,217	4,089,791	4,948,703	4,082,614

Note a: The Company’s results for the third quarter of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $135,000 allocated as follows: $5,000 to cost of sales, $31,000 to research and development, $43,000 to sales and marketing and $56,000 to general and administrative.

Note b: The Company’s results for the third quarter of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $159,000 allocated as follows: $6,000 to cost of sales, $39,000 to research and development, $63,000 to sales and marketing and $51,000 to general and administrative.

Note c: The Company’s results for the first nine months of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $437,000 allocated as follows: $17,000 to cost of sales, $90,000 to research and development, $135,000 to sales and marketing and $195,000 to general and administrative.

Note d: The Company’s results for the first nine months of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $423,000 allocated as follows: $12,000 to cost of sales, $84,000 to research and development, $156,000 to sales and marketing and $171,000 to general and administrative.

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	September 30, 2008	December 31, 2007
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	3,815	3,763
Trade receivables, net	8,847	6,589
Inventories	2,466	3,454
Other current assets	1,408	1,150
Total Current Assets	16,536	14,956

Assets held for severance benefits	2,854	2,480

Property and equipment, net	1,098	1,460

Total Assets	20,488	18,896

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,769	1,392
Current deferred revenue	1,092	1,593
Current maturities of long-term venture loan	304	-
Other payables and accrued expenses	4,232	4,668
Total Current Liabilities	7,397	7,653

Long-Term Liabilities
Long-term deferred revenue	675	425
Venture loan Less - current maturities	1,930	-
Liability for employees’ severance pay benefits	3,586	3,240
Total Long-Term Liabilities	6,191	3,665

Total Liabilities	13,588	11,318

Shareholders' Equity
Share capital	176	122
Additional paid-in capital	51,392	48,328
Accumulated deficit	(44,668)	(40,872)
Total Shareholders' Equity	6,900	7,578

Total Liabilities and Shareholders' Equity	20,488	18,896